SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                                 ---------------
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                               (AMENDMENT NO. 2)*


                                 EL SITIO, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                    G30177102
                                 (CUSIP NUMBER)


        ANDREW J. NUSSBAUM, ESQ.               L. KEVIN O'MARA, JR., ESQ.
     WACHTELL, LIPTON, ROSEN & KATZ        CLIFFORD CHANCE ROGERS & WELLS LLP
          51 WEST 52ND STREET                        200 PARK AVENUE
        NEW YORK, NEW YORK 10019              NEW YORK, NEW YORK 10166-0153
             (212) 403-2000                          (212) 878-3285

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 30, 2000
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Continued on following page(s)
                               Page 1 of 8 Pages


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CUSIP NO. G30177102                    SCHEDULE 13D             (PAGE 2 OF 8)
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  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                      IBERO-AMERICAN MEDIA PARTNERS II LTD.

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                         (b)[x]
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  3   SEC USE ONLY
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  4   SOURCE OF FUNDS*
                  OO
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                  [ ]
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                  CAYMAN ISLANDS
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NUMBER OF SHARES  7   SOLE VOTING POWER
                              6,769,841
                 --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY                  0
                 --------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                              6,769,841
                 --------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                              0
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              6,769,841
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [ ]
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              15.78%
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 14   TYPE OF REPORTING PERSON*
                              CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                                   Page 3 of 8

            This Statement on Schedule 13D relates to Shares of Common Stock, $0.01 par value per share (the "Shares"), of El Sitio, Inc. (the "Issuer"). The Statement on Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Person on August 18, 2000 as amended by the Statement on Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Person on October 27, 2000 ("Amendment Number 1") (the "Reporting Person 13D"), is hereby amended and supplemented to include the information set forth herein. This Statement on Schedule 13D constitutes amendment number 2 (this "Amendment No. 2") to the Reporting Person Schedule 13D (as amended, the "Schedule 13D"). Capitalized terms not defined herein have the meanings set forth in the Reporting Person 13D.



ITEM 4.     PURPOSE OF TRANSACTION.

            The information contained in Item 4 of the Reporting Person Schedule 13D is hereby amended and supplemented by reference to the information set forth in Item 6 of this Amendment No. 2, which is hereby incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (b) The information contained in Item 5 of the Reporting Person
Schedule 13D is hereby amended and supplemented by reference to the information set forth in Item 6 of this Amendment No. 2, which is hereby incorporated herein by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

            On October 30, 2000, the Reporting Person and the Issuer issued a press release announcing the execution of a binding combination agreement (the "Combination Agreement"), dated as of October 30, 2000, by and among New Site Inc., Newhaven Overseas Corp., Hicks, Muse, Tate & Furst Latin America Fund, L.P. ("Hicks I"), Hicks, Muse, Tate & Furst Latin America Private Fund, L.P. ("Hicks II"), HMLA 1-SBS Coinvestors, L.P. ("Hicks III," and, together with Hicks I and Hicks II, "Hicks Muse") and the Issuer, pursuant to which the Issuer, the businesses of the Reporting Person and certain other media businesses owned by, or in which Newhaven Overseas Corp. has an interest, will be combined (the "Combination") to form a new publicly listed company, Claxson Interactive Group, Inc. ("Claxson"), which is expected to be listed on The Nasdaq Stock Market. The parties also entered into related voting agreements with respect to their shares of the Issuer's common stock, described below. A copy of the press release is filed as an exhibit hereto and is hereby incorporated herein by reference.


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                                                                   Page 4 of 8

            In the Combination, each outstanding share of the Issuer's common stock will be converted into the right to receive one share of Claxson common stock. Upon consummation of the Combination, Newhaven Overseas Corp. and Hampstead Management Company Ltd., together with their permitted assigns and/or transferees, (collectively, "OCD") will own approximately 37% of the outstanding Claxson common stock, Hicks Muse will own approximately 29% of the outstanding Claxson common stock, certain founding shareholders of the Issuer will own approximately 17% of the outstanding Claxson common stock (ODC, Hicks Muse and these shareholders, together, the "Significant Stockholders") and the remaining 17% of the outstanding Claxson common stock will be owned by the current public shareholders of the Issuer, the Issuer's management and other investors. The ODC percentage includes approximately 3% of Claxson that will be owed to Carlos E. Cisneros, the Chairman and CEO of Cisneros Television Group and Vice Chairman of the Reporting Person, who is also expected to be a director of Claxson. Prior to the delivery of such shares, 625,000 of the shares will be held in a grantor trust maintained by ODC and the balance of such shares will be held in a grantor trust maintained by either ODC or Claxson. Pursuant to the Combination Agreement and the proposed organizational documents of Claxson (the "Claxson Charter"), at the closing of the transactions, the Claxson Board of Directors will be comprised of Roberto Vivo-Chaneton, who will be Chairman and Chief Executive Officer, three designees of ODC, two designees of Hicks Muse, one designee of certain founding shareholders of the Issuer and three independent directors. Pursuant to the Claxson Charter, the size of the Board will subsequently be reduced to nine when one of the Significant Stockholders loses its right to designate a director under the Claxson Charter. Pursuant to the Claxson Charter, ODC will have the right to designate only two directors after the number of Claxson common shares held by it (the amount of Claxson outstanding voting power represented by such shares, a Significant Stockholder's "Voting Power") falls below 25% of the outstanding Claxson common shares. In addition, a Significant Stockholder whose Voting Power falls below 15% of the outstanding Claxson common shares will have the right to designate only one director, and a Significant Stockholder will lose the right to designate any director when its Voting Power falls below 5%.

            The Significant Stockholders have agreed to enter into a customary lock-up agreement for a six-month period beginning at the closing of the Combination. The Combination Agreement also provides certain registration rights for the Significant Stockholders.

            Certain parties to the Combination Agreement have also entered into voting agreements, each dated October 30, 2000, by and among the Issuer, the Reporting Person, and each of SLI.com Inc., RC Limited, Roberto Cibrian-Campoy, Roberto Vivo-Chaneton, Militello Limited, IMPSAT Fiber Networks, Inc. and Tower Plus International (the "Voting Agreements") pursuant to which these parties have agreed, among other things, not to sell or transfer their shares of common stock of the Issuer prior to the closing of the Combination Agreement and to vote their shares of common stock of the Issuer in favor of the Combination at the Issuer's shareholder meeting. Together, these entities own or control approximately 25.5 million common shares of the Issuer, or in excess of 61% of the outstanding common stock of the Issuer. The form of the Voting Agreements is filed as an exhibit hereto and is incorporated herein by reference.

            At the closing of the Combination Agreement, the Significant Stockholders and Claxson will enter into an agreement (the "Claxson Agreement") pursuant to which Hicks Muse


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                                                                   Page 5 of 8

and ODC have agreed to provide each other a right of first offer in the event of a sale of any Claxson common shares owned by them and, in the case of a sale of their entire interest, to subsequently provide Claxson a right of first offer. In addition, in the event of a sale of all of their shares of Claxson common stock in certain circumstances, the other parties to the Claxson Agreement will have a right to participate in such sale. The Claxson Agreement will terminate on December 31, 2007, unless earlier terminated pursuant to its terms.

            Until June 30, 2005, Hicks Muse and ODC have agreed not to dispose of more than 20% of the Claxson common shares received by them in the Combination.

            In addition, Hicks Muse and ODC have agreed that after June 30, 2005 and prior to December 31, 2007, in the event of a proposed sale of all of either party's Claxson common shares (a "Bring-Along Transaction") to a third party (a "Third Party Acquiror"), that the selling party may compel the other party to sell its Claxson common shares in such transaction on the same terms as the selling party. A Bring-Along Transaction may only be completed if the Third Party Acquiror agrees to offer to enter into a transaction with Claxson under which all of the shareholders of Claxson would be entitled to receive the same consideration per Claxson common share as the selling party.

            In the event either ODC or Hicks Muse proposes a Bring-Along Transaction, and the Board of Directors of Claxson does not accept the Third Party Acquiror's offer to enter into a transaction, the party that initiated the Bring-Along Transaction proposal may initiate a process for the possible sale of Claxson (a "Company Sale"). If either party initiates a Company Sale process, the Board of Directors of Claxson must approve the proposal for a Company Sale offered in such process that offers the Claxson shareholders the most favorable terms, as determined by the Claxson Board of Directors, provided, that the price per share of Claxson common stock offered in such Company Sale is equal or greater to the price offered in the original Bring-Along Transaction proposal and that Claxson receives a fairness opinion from an internationally recognized investment bank with respect to the price per share in such Company Sale. If Claxson terminates the sale process because the conditions specified in the previous sentence cannot be satisfied, the party (Hicks Muse or ODC) that proposed the Bring-Along Transaction may sell its shares and may require the other party (ODC or Hicks Muse) to sell its shares in the Bring-Along Transaction.

            The form of the Claxson Agreement is filed as an exhibit hereto, which exhibit is incorporated herein by reference.

            The closing of the Combination is subject to customary regulatory approvals, as well as the approval of the Issuer's shareholders and other customary closing conditions.

            The foregoing descriptions of the transaction agreements are qualified in their entirety by reference to the agreements attached as exhibits hereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

            A. Registration Rights Agreement, dated as of July 2, 1999, by and among the Issuer (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock (filed as
               Exhibit 10.6 to the Issuer's Registration Statement on Form F-1 (Registration No. 333-91263), dated November 19, 1999, and incorporated herein by reference).

            B. Amendment No. 1 to Registration Rights Agreement, dated as of
               October 6, 1999, by and among the Issuer (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock (filed as Exhibit 10.18 to the Issuer's Registration Statement on Form F-1 (Registration No. 333-91263), dated November 19, 1999, and incorporated herein by reference).

            C. Press Release, dated October 30, 2000.*

            D. Combination Agreement dated as of October 30, 2000, by and among New Site Inc., Newhaven Overseas Corp., Hicks I, Hicks II, Hicks III and the Issuer.*

            E. Form of Voting Agreement.*

            F. Form of Claxson Agreement.*








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* Filed herewith


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                                                                   Page 7 of 8

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 31, 2000

                                    IBERO-AMERICAN MEDIA PARTNERS II LTD.

                                    By:/s/ Amaya Ariztoy
                                       ---------------------------------
                                       Name:  Amaya Ariztoy
                                       Title: Authorized Signatory

                                  EXHIBIT INDEX

A. Registration Rights Agreement, dated as of July 2, 1999, by and among El Sitio, Inc. (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock (filed as Exhibit 10.6 to El
   Sitio, Inc.'s Registration Statement on Form F-1 (Registration No. 333-91263), dated November 19, 1999, and incorporated herein by reference).

B. Amendment No. 1 to Registration Rights Agreement, dated as of October 6, 1999, by and among El Sitio, Inc. (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock (filed as Exhibit 10.18 to El Sitio, Inc.'s Registration Statement on Form F-1 (Registration No. 333-91263), dated November 19, 1999, and incorporated herein by reference).

C. Press Release, dated October 30, 2000.*

D. Combination Agreement dated as of October 30, 2000, by and among New Site Inc., Newhaven Overseas Corp., Hicks I, Hicks II, Hicks III and the Issuer.*

E. Form of Voting Agreement.*

F. Form of Claxson Agreement.*








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* Filed herewith